Exhibit 99.1

ENERGY TRANSFER PARTNERS AND REGENCY ENERGY PARTNERS TO MERGE IN AN $18 BILLION UNIT FOR UNIT TRANSACTION

Transaction Expected to be Breakeven to ETP’s Distributable Cashflow in 2015 and Accretive Thereafter

Transaction Expected to be Credit Neutral to ETP’s Investment Grade Ratings and Credit Positive for Regency

While the Industrial Logic for Combination has Always Existed, the Timing for the Merger is Right

This Merger takes ETP to the Next Level and Reinforces its Position As One of the Strongest and Most Diversified

Energy Midstream Companies in the U.S.

Transaction Expected to Close in Second Quarter 2015

DALLAS - January 26, 2015 – Energy Transfer Partners, L.P. (NYSE: ETP) and Regency Energy Partners LP (NYSE: RGP) (“Regency”) today announced they have entered into a definitive merger agreement.

This merger will be a unit-for-unit transaction, plus a one-time cash payment to Regency unit holders, that collectively implies a value for Regency of approximately $18.0 billion, including the assumption of net debt and other liabilities of $6.8 billion. The transaction is expected to close in the second quarter of 2015.

Under the terms of the merger agreement, which has been approved by the Boards of Directors and Conflicts Committees of both ETP and Regency, the unitholders of Regency will receive 0.4066 ETP common units and a cash payment of $0.32 for each common unit of Regency, implying an all-in price for Regency common units of $26.89 per unit based on ETP’s closing price on January 23, 2015. The consideration to be received by Regency common unitholders represents an approximately 13% premium to the closing price of Regency’s common units of $23.75 on January 23, 2015, and an approximately 15% premium to the volume weighted average price of Regency’s common units for the last 3 trading days ending January 23, 2015.

In addition, Energy Transfer Equity, L.P. (NYSE: ETE), which owns the general partner and 100% of the incentive distribution rights (IDRs) of both Regency and ETP, has agreed to reduce the incentive distributions it receives from ETP by a total of $320 million over a five year period. The IDR subsidy will be $80 million in the first year post closing and $60 million per year for the following four years.

The proposed merger has been discussed with the ratings agencies and it is anticipated that the merger will have no impact to ETP’s credit ratings and that Regency’s ratings will be put on review for upgrade.

Pro forma for the merger, ETP will be the second largest MLP and will be well diversified both geographically, with operations in substantially all major producing areas in the United States, and across business lines, with a unique franchise across the energy midstream value chain.

This merger will create substantial cost savings, capital efficiencies and valuable ancillary benefits for both Regency’s and ETP’s unitholders. It will also strengthen the overall growth platform for the combined company.

ETP and Regency expect to capitalize on the full breadth of the combined gathering and processing platforms in several prolific producing regions, including the Permian Basin and Eagle Ford Shale. Among the numerous benefits of this merger is the likelihood of further liquids volume growth for Lone Star, which is ETP and Regency’s NGL joint venture, and also the expected increase in natural gas volumes into ETP’s intrastate pipeline system. The exciting opportunities from this merger include not only the broader midstream footprint in Texas, but also the Marcellus and Utica shale plays in Appalachia, where Regency’s extremely attractive and well-positioned operations and growth projects complement ETP’s Rover interstate gas pipeline (currently under construction), which will create over 3 Bcf/day of natural gas takeaway capacity from these plays. The presence of ETP and

Regency in these shales will also be complemented by the significant activity of Sunoco Logistics Partners, L.P, (NYSE: SXL), another member of the Energy Transfer family, as it builds on its asset base in that area. Overall, ETP intends to become a major player in the Marcellus and Utica shales and believes that pro forma this merger, it is ideally positioned to achieve that goal in the near term.

“I am very proud of the entire team at Regency and am honored to have been able to lead some of the finest people in the industry,” said Mike Bradley, Regency’s Chief Executive Officer. “Together, we have built Regency into one of the largest gathering and processing MLPs in the U.S. over the last several years. In light of the current volatility in commodity prices and the changes in the capital markets, it became apparent over the last several months that Regency needed more scale and diversification, along with an investment grade balance sheet, to continue its growth. As a result, the combination with ETP became a logical transaction, as we believe that this merger will create significant immediate and long-term value for our unitholders. The merger will also allow Regency and ETP to consolidate our complementary midstream operations in the Permian and West Texas areas. The ability to bring those operations together under one roof is expected to create tremendous value for the unitholders of the combined partnerships.”

Advisors

Latham & Watkins LLP acted as legal counsel to ETP. Baker Botts L.L.P. acted as legal counsel to Regency. Barclays acted as financial advisor and Richards Layton & Finger acted as legal counsel to ETP’s conflicts committee. J.P. Morgan Securities LLC acted as financial advisor and Akin Gump Strauss Hauer & Feld LLP acted as legal counsel to Regency’s conflicts committee.

Required Approvals

Completion of the merger is subject to customary closing conditions, including approval of the respective ETP and Regency unitholders and observation of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, if applicable. The required threshold for approval of each partnerships unitholders is a simple majority of issued and outstanding units. Under the terms of the merger agreement, ETE and ETP have agreed to vote their respective Regency common units and Class F units in favor of the merger.

Energy Transfer Partners, L.P. (NYSE: ETP) is a master limited partnership owning and operating one of the largest and most diversified portfolios of energy assets in the United States. ETP currently owns and operates approximately 35,000 miles of natural gas and natural gas liquids pipelines. ETP also owns 100% of Panhandle Eastern Pipe Line Company, LP (the successor of Southern Union Company) and a 70% interest in Lone Star NGL LLC, a joint venture that owns and operates natural gas liquids storage, fractionation and transportation assets. ETP also owns the general partner, 100% of the incentive distribution rights, and approximately 67.1 million common units in Sunoco Logistics Partners L.P. (NYSE: SXL), which operates a geographically diverse portfolio of crude oil and refined products pipelines, terminalling and crude oil acquisition and marketing assets. ETP owns 100% of Sunoco, Inc. and 100% of Susser Holdings Corporation. Additionally ETP owns the general partner, 100% of the incentive distribution rights and approximately 43% of the limited partnership interests in Sunoco LP (formerly Susser Petroleum Partners LP) (NYSE: SUN), a wholesale fuel distributor and convenience store operator. ETP’s general partner is owned by ETE. For more information, visit the Energy Transfer Partners, L.P. web site at www.energytransfer.com.

Regency Energy Partners LP (NYSE: RGP) is a growth-oriented, master limited partnership engaged in the gathering and processing, compression, treating and transportation of natural gas; the transportation, fractionation and storage of natural gas liquids; the gathering, transportation and terminaling of oil (crude and/or condensate) received from producers; and the management of coal and natural resource properties in the United States. Regency’s general partner is owned by Energy Transfer Equity, L.P. (NYSE: ETE). For more information, please visit Regency’s website at www.regencyenergy.com.

Energy Transfer Equity, L.P. (NYSE: ETE) is a master limited partnership which owns the general partner and 100% of the incentive distribution rights (IDRs) of Energy Transfer Partners, L.P. (NYSE: ETP), approximately

30.8 million ETP common units, and approximately 50.2 million ETP Class H Units, which track 50% of the underlying economics of the general partner interest and IDRs of Sunoco Logistics Partners L.P. (NYSE: SXL). ETE also owns the general partner and 100% of the IDRs of Regency Energy Partners LP (NYSE: RGP) and approximately 57.2 million RGP common units. On a consolidated basis, ETE’s family of companies owns and operates approximately 71,000 miles of natural gas, natural gas liquids, refined products, and crude oil pipelines. For more information, visit the Energy Transfer Equity, L.P. web site at www.energytransfer.com.

Forward Looking Statements

This release includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. ETP and Regency cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of ETP to successfully integrate Regency’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, and the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by ETP and Regency with the Securities and Exchange Commission, which are available to the public. ETP and Regency undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The information contained in this press release is available on ETP’s website at www.energytransfer.com and on the RGP’s website at www.regencyenergy.com.

Additional Information and Where to Find It

SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN IT BECOMES AVAILABLE. These documents (when they become available), and any other documents filed by ETP or Regency with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETP or Regency at the following:

Energy Transfer Partners, L.P.	Regency Energy Partners LP
3738 Oak Lawn Ave.	2001 Bryan Street, Suite 3700
Dallas, TX 75219	Dallas, TX 75201
Attention: Investor Relations	Attention: Investor Relations
Phone: 214-981-0700	Phone: 214-840-5477

Participants in the Solicitation

ETP, Regency and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of ETP is contained in ETP’s Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 27, 2014. Information regarding the directors and executive officers of Regency is contained in Regency’s Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 27, 2014. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus.

Contacts:

Investor Relations:

Energy Transfer

Brent Ratliff

Vice President, Investor Relations

214-981-0700

Regency Energy Partners

Lyndsay Hannah

Director, Finance & Investor Relations

214-840-5477

Media Relations:

Vicki Granado

Granado Communications Group

Office: 214-599-8785

Cell: 214-498-9272

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